Exhibit 99.1

Brussels – 29 April 2026 – 14:00 CET	Regulated information[1]

AB InBev General Shareholders’ Meeting approves dividend payment for 2025

29 April 2026 – Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE:ANH) (“AB InBev”) (“the Company”) is pleased to announce that the General Shareholders’ Meeting of 29 April 2026 has approved the annual accounts for the year ended 31 December 2025, and the gross total dividend for 2025 of EUR 1.15. Taking into account the gross interim dividend of EUR 0.15 per share paid in November 2025, the remaining gross dividend amount of EUR 1.00 will be payable upon presentation of coupon n°35. The calendar for the payment of the dividend is as follows:

Dividend Timeline

	Ex-dividend date	Record Date	Payment date

Euronext	7 May 2026	8 May 2026	11 May 2026

MEXBOL	7 May 2026	8 May 2026	11 May 2026

JSE	6 May 2026	8 May 2026	11 May 2026

NYSE (ADR programme)	8 May 2026	8 May 2026	5 June 2026

Restricted Shares	7 May 2026	8 May 2026	11 May 2026

The General Shareholders’ Meeting has also approved the following resolutions:

•	Granting discharge to the directors and to the statutory auditor of the Company for the performance of their duties during the financial year 2025.

•	Appointment of Fabrizio Freda and Miguel Patricio as directors, for a four-year term that will end after the annual shareholders’ meeting to be held in 2030.

•

Appointment of William F. Gifford, Jr. and Jennifer Hunter and reappointment of Alejandro Santo Domingo as Restricted Share Directors, for a one-year term that will end after the annual shareholders’ meeting to be held in 2027.

•

Acknowledgment that the director mandates of Nitin Nohria, Heloisa Sicupira, Martin J. Barrington and Salvatore Mancuso have ended at today’s shareholders’ meeting after having completed many years of distinguished service. AB InBev thanks them for their commitment and many contributions.

•	Approval of the Remuneration Policy and of the 2025 Remuneration Report.

•	Renewal of the powers of the Board of Directors relating to the acquisition by the Company of its own shares.

•	Amendment of the date of the ordinary shareholders’ meeting of the Company from the last Wednesday of April to the second Wednesday of April.

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1The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

About AB InBev

Anheuser-Busch InBev (AB InBev) is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Beer is the drink for moderation, and for over a century, AB InBev has championed responsible drinking. We are committed to providing our consumers with balanced choices to enjoy on any occasion. We also invest in marketing that aims to reinforce positive behaviors, and we work with communities, customers, and partners to promote responsible consumption through evidence-based initiatives.

Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 137 000 colleagues based in more than 40 countries worldwide. For 2025, AB InBev’s reported revenue was 59.3 billion USD (excluding JVs and associates).

Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “ambition”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to the risks and uncertainties relating to AB InBev that are described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 12 March 2025. Many of these risks and uncertainties are, and will be, exacerbated by any further worsening of the global business and economic environment, including as a result of foreign currency exchange rate fluctuations and ongoing geopolitical conflicts. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

AB InBev Contacts

Investors	Media

Shaun Fullalove	Media Relations
E-mail: shaun.fullalove@ab-inbev.com	E-mail: media.relations@ab-inbev.com

Ekaterina Baillie
E-mail: ekaterina.baillie@ab-inbev.com

Patrick Ryan
E-mail: patrick.ryan@ab-inbev.com

ab-inbev.com –––––––––––––––————————————————————————————————    Press Release – 29 April 2026 – 2

1The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.